May 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	IAA, Inc.

Form 10-K for Fiscal Year Ended December 27, 2020

Filed February 22, 2021

File No. 001-38580

Ladies and Gentlemen:

Thank you for your letter, dated May 14, 2021, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on IAA, Inc.’s (“IAA” or the “Company”) Form 10-K for the fiscal year ended December 27, 2020 (“Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For convenience, the comments from the Staff’s letter are restated in italics immediately before the Company’s response.

Form 10-K for Fiscal Year Ended December 27, 2020

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 53

1.

We note your disclosure that your contract with sellers is to “facilitate the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing,” and your disclosure on page 30 that you provide buyers with services “such as storage, transportation, and vehicle condition reporting.” Please enhance your disclosure to provide users with the ability to understand the nature, amount, timing, and uncertainty of revenue and cash flows associated with revenue earned from services from buyers and sellers related to your sales of consigned vehicles. Please provide us with a copy of any intended revised disclosure.

Response

To provide users with the ability to understand the nature, amount, timing, and uncertainty of revenue and cash flows associated with revenue earned from buyers and sellers, the Company will enhance its existing disclosure in future filings to include the information below. For the Staff’s convenience, proposed changes to the Company’s disclosure have been underlined.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition

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Service Revenues

Service revenues consist of auction and auction related fees for vehicles consigned to the Company by the seller and held at the Company’s facilities. The Company does not take title to these consigned vehicles and records auction fees as revenue on a net basis because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. The buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while the seller fees are typically fixed. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Greater than 90% of the Company’s revenue is generated at the time of auction as a result of the satisfaction of the seller and buyer performance obligations as described below.

The Company’s contracts with sellers are short-term in nature. The performance obligation contained within the Company’s auction contracts for sellers is to facilitate the remarketing of salvage vehicles, including the inbound tow, processing, storage, titling, enhancing and sale at auction. These services are related to facilitating the sale of vehicles and are not distinct within the context of the contract. Accordingly, revenue for these services is recognized when the single performance obligation is satisfied at the point in time when the vehicle is sold through the auction process. Related costs are deferred and recognized at the time of sale.

The Company’s contracts with buyers are short-term in nature and are generally established via purchase at auction, subject to standard terms and conditions. These contracts contain a single performance obligation, which is satisfied at the point in time when the vehicle is purchased through the auction process. Buyers also pay a fixed registration fee to access the auctions for a one-year term in addition to the fees paid upon purchase of a vehicle. The performance obligation to provide access to the auctions, associated with the registration, is satisfied ratably over the one-year contractual term of the buyer agreement. Accordingly, registration fee revenue is recognized ratably over the one-year contract term. The Company also offers other services to buyers such as transportation, storage, vehicle condition reporting, and other ancillary services. Revenue from such services is recognized in the period in which such services are provided.

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2.

It does not appear that you have disclosed disaggregated revenue pursuant to ASC 606-10-50-5. Please advise. Additionally, please tell us your consideration of disaggregating revenue by services and solutions (as listed on page 7). Refer to ASC 606-10-55-89 through 91 for guidance.

Response

In accordance with ASC 606-10-50-5 and ASC 606-10-55-89, the Company considered the appropriate level of revenue disaggregation that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The Company referred to ASC 606-10-55-91 and considered examples that the standard indicates may be appropriate for disaggregation purposes, including (a) the type of good or service (for example, major product lines), (b) geographic region (for example, country or region), (c) market or customer type (for example, government and nongovernment customers), (d) type of contract (for example, fixed-price and time-and-materials contracts), (e) contract duration (for example, short-term and long-term contracts), (f) timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time), and (g) sales channels (for example, goods sold directly to consumers and goods sold through intermediaries). The following summarizes the Company’s application of the guidance in ASC 606-10-55-91:

(a) Type of good or service

The Company’s major types of products include (a) Services and (b) Tangible goods (“Vehicle Sales”). The Company presents revenue disaggregated by these two product types as the Company believes the nature and amount of revenue recognized and cash flows for its Services are different from its Vehicle Sales as noted below.

Revenue from Services (“Services Revenues”) relates to (i) fees earned from sellers and buyers for the sale of consigned vehicles recognized at the time of auction, which represent more than 90% of the Company’s total revenues, and include the inbound tow, processing, storage, titling, and enhancing services provided to sellers. The Company acts as agent and does not take title to the consigned vehicles and records revenue on a net basis; (ii) ancillary fees earned from buyers for transportation, post-auction storage, vehicle condition reporting and other ancillary services to sellers; and (iii) fees earned from buyers for providing access to the Company’s auction platform (“Registration Fees”). Ancillary fees and Registration Fees represent less than 10% of the Company’s consolidated revenues; therefore, further disaggregation was not considered meaningful.

Revenue from Vehicles Sales relates to vehicles purchased by the Company and then resold. As the Company acts as a principal, the vehicle sales price is recorded as revenue on a gross basis when the vehicle is sold.

(b) Geographical region

The Company’s two operating segments (United States and International) represent geographic areas and reflect how the Company’s business is organized and how the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, John Kett, allocates resources and measures results. Both the United States and International segments provide auction services. However, since these segments operate in different geographical areas, differences exist relating to economic and political conditions, currency risks and foreign exchange control regulations. The Company believes further disaggregation of International revenue by country (Canada and United Kingdom) would not be meaningful given the International segment was less than 15% of the consolidated revenues. Accordingly, the Company presents revenue disaggregated by geography (United States and International).

(c) Market or customer type

The Company’s major type of customers include (a) Vehicle sellers and (b) Vehicle buyers.

Vehicle sellers: The Company’s sellers of vehicles include, among others, insurance companies, dealerships, fleet lease and rental car companies, and charitable organizations. Seller revenue represents the combination of the inbound tow, processing, storage, titling, enhancing and auctioning of the vehicle.

Vehicle buyers: The Company’s buyers of vehicles include automotive body shops, rebuilders, used car dealers, automotive wholesalers, exporters, dismantlers, recyclers, brokers, and where allowed, non-licensed (public) buyers, among others. Buyer revenue represents fees charged based on a tiered structure that increases with the sales price of the vehicle as well as service fees for additional services such as post- auction storage, transportation, and vehicle condition reporting.

The Company notes that there is not a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows within each of the categories of customers. For example, the Company recognizes greater than 90% of its consolidated revenue from vehicle seller and vehicle buyer concurrently at the time vehicles are sold through the auction process. Proceeds from both, the vehicle seller and the vehicle buyer, are typically collected on or shortly after the auction date.

(d) Type of contract

The majority of the Company’s contracts have similar terms and conditions and reflect transaction prices based agreements which are either fixed in price or fixed based on a percentage of the sales price received at auction. The Company notes that there are no unique factors that would result in a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows.

(e) Contract duration

The Company’s revenue contracts are typically short-term in nature. The Company notes that there are no unique factors that would result in a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows.

(f) Timing of transfer of goods or services

The Company recognizes greater than 90% of its total revenues from vehicle sellers and vehicle buyers concurrently at the point in time when the vehicle is sold through the auction process. There are no unique factors that would result in a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows.

The Company notes that the revenue earned from Registration Fees for providing access to the auction platform is satisfied ratably over the one-year contractual term of the buyer agreement. The revenue earned from buyers for ancillary services such as transportation, post-auction storage, vehicle condition reporting, and other ancillary services provided to sellers, is recognized in the period in which such services are provided.

(g) Sales channels

The Company’s services and products are sold to consumers directly. There are no unique factors at a lower level that would result in a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows.

The Company also considered factors laid out in ASC 606-10-55-90 for selecting the type of categories to disaggregate revenue, including (a) Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations), (b) Information regularly reviewed by the CODM for evaluating the financial performance of operating segments, and (c) Other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions.

In accordance with ASC 606-10-55-90 (a) and (c), the Company notes that the revenue disclosures presented by the Company outside the financial statements, including in the Company’s earnings release, annual reports, and investor presentations, are disaggregated by (i) Service Revenue and Vehicle Sales, and (ii) geography (United States and International).

In accordance with ASC 606-10-55-90 (b) and (c), the Company notes that the CODM reviews revenue by major types of products within each reportable segment to evaluate the Company’s financial performance. Revenue is provided to the CODM (i) on a consolidated basis by major types of products (Services Revenue and Vehicle Sales for IAA consolidated), and (ii) on a segment basis by major types of products (Services Revenue and Vehicle Sales for United States and International). The CODM may receive additional information such as revenue at regional/branch level and revenue by customer type to facilitate discussions between the CODM and his direct reports.

In addition, the Company notes that the services and solutions listed on page 7 of the Form 10-K serve primarily as tools to provide auction and auction-related services such as remarketing of salvage vehicles, towing, processing, titling, enhancing, and sale. These services are primarily not distinct within the context of the contract. Accordingly, revenue for these services is primarily recognized as a single performance obligation satisfied at a point in time, typically when the vehicle is sold through the auction process. See section (a) for further discussion of disaggregation by Product Type.

Based on the aforementioned discussion, the Company disaggregates revenue by (i) major type of products (Service Revenues and Vehicle Sales), and (ii) geography (United States and International). The Company believes its presentation of revenue disaggregation disclosed in Note 15—Segment Information in the Notes to the Consolidated Financial Statements in the Form 10-K complies with the disclosure objective described in ASC 606-10-50-5 and ASC 606-10-55-89 and 55-90.

In future filings, the Company will enhance its existing disclosure to include the information below. For the Staff’s convenience, the Company’s proposed new disclosure is underlined.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition

The Company has disaggregated revenue at the product level by Services and Vehicle Sales, as well as geographically by the United States and International.

* * *

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (708) 492-7490.

Sincerely,

/s/ Vance C. Johnston
Vance C. Johnston
Executive Vice President, Chief Financial Officer

cc:	Theresa Brilliant, U.S. Securities and Exchange Commission

Abe Friedman, U.S. Securities and Exchange Commission

Christopher Carlson, Vice President and Corporate Controller, IAA Inc.

Sidney Peryar, Executive Vice President, Chief Legal Officer and Secretary, IAA Inc.